                        Morgan Stanley S&P 500 Index Fund
                           1221 Avenue of the Americas
                               New York, NY 10020

December 20, 2006

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, DC 20549

Attention:    Larry Greene, Division of Investment Management
              Mail Stop 0505

RE:   MORGAN STANLEY S&P 500 INDEX FUND
      (FILE NOS. 333-29721 AND 811-8265)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on
Form N-1A for Morgan Stanley S&P 500 Index Fund (the "Fund") filed with the
Securities and Exchange Commission on October 26, 2006. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in post-effective amendment number
15 to the Fund's registration statement on Form N-1A, which will be filed via
EDGAR on or about December 20, 2006.

                  COMMENTS TO THE PROSPECTUS

COMMENT 1.    THE Q&A RELATING TO RULE 35D-1 STATES THAT THE STAFF EXPECTS THAT
              INDEX FUNDS WILL INVEST SUBSTANTIALLY MORE THAN 80% OF THEIR
              ASSETS IN INVESTMENTS CONNOTED BY THE APPLICABLE INDEX AND NOT
              JUST THE 80% MINIMUM OF RULE 35D-1. PLEASE EXPLAIN SUPPLEMENTALLY
              HOW THIS IS CONSISTENT WITH THE DISCLOSURE ON PAGE 1 OF THE
              PROSPECTUS STATING THAT THE FUND WILL "NORMALLY INVEST AT LEAST
              80% OF ITS ASSETS IN COMMON STOCKS OF COMPANIES INCLUDED IN THE
              S&P 500 INDEX."

                     Response 1. In the third paragraph under the "Principal
                     Investment Strategies" section of the Prospectus, we
                     further disclosure that the "Investment Adviser seeks a
                     correlation between the performance of the Fund, before
                     expenses, and that of the S&P 500 Index of 95% or better."
                     This high correlation is expected to be achieved by the
                     Fund's investing substantially more than 80% of its assets in the stocks of the S&P 500 Index, which we believe
                     satisfies the requirements of Rule 35d-1 and the Staff's
                     guidance with respect to Rule 35d-1.

COMMENT 2.    UNDER THE "PRINCIPAL INVESTMENT STRATEGIES" SECTION, IT STATES
              THAT THE FUND MAY INVEST IN EMERGING MARKET COUNTRIES. IF IT IS
              NOT ALREADY INCLUDED, PLEASE INCLUDE RISK DISCLOSURE REGARDING
              INVESTMENTS IN EMERGING MARKET COUNTRIES.

                     Response 2. Risk disclosure regarding investments in
                     emerging market countries is already included under the
                     Additional Risk Information section of the prospectus.

COMMENT 3.    PLEASE CLARIFY SUPPLEMENTALLY WHETHER THE INVESTMENT ADVISER OR
              ANY AFFILIATES ARE ABLE TO RECOUP ANY OF THE WAIVED FEES REFERRED
              TO IN FOOTNOTE 7 OF THE FEE TABLE.

                     Response 3. Neither the Investment Adviser nor any
                     affiliates are able to recoup any fees waived.

COMMENT 4.    PLEASE CONFIRM WHETHER THE FEE WAIVER REFERRED TO IN FOOTNOTE 7 OF
              THE FEE TABLE CAN BE TERMINATED BY THE FUND'S BOARD OF TRUSTEES?

                     Response 4. The Fund currently has two fee waivers in
                     place: a contractual fee waiver set at 0.40% and an
                     additional voluntary fee waiver set at 0.34%. The
                     contractual waiver is a permanent contractual obligation
                     and, as such, the Board may not terminate it. This
                     contractual fee waiver has been in effect since May 1,
                     2004. In addition, effective June 1, 2006, the Board
                     approved a voluntary fee waiver to further reduce the
                     expense cap of the Fund from 0.40% to 0.34%. This fee
                     waiver will remain in effect until such time as the Board
                     or Fund management, as applicable, determines that such fee waiver is no longer required. If that determination is made and the voluntary fee waiver is terminated, the contractual fee waiver of 0.40% would still remain in place. We have
                     revised the disclosure in footnote 7 to clarify that the
                     Fund currently has these two different fee waivers in
                     place.

COMMENT 5.    PLEASE INCLUDE THE ORDER PROCESSING FEE IN THE FEE TABLE AS
              REQUIRED BY FORM N-1A IF AN INVESTOR WILL INCUR THIS CHARGE WHEN
              IT INVESTS IN THE FUND.

                     Response 5. Form N-1A requires that the costs and expenses that an investor will bear directly or indirectly be
                     include in the Fee Table. The order processing fee that
                     Morgan Stanley DW Inc. charges clients when a client
                     purchases or tenders shares of the Fund is not required in the fee table because only investors that purchase shares
                     through Morgan Stanley DW Inc. would be subject to the fee.

As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

          o    the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

          o    the Staff's comments or changes to disclosure in response to
               Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

          o    the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-6810. Thank you.

Sincerely,

/s/ Eric C. Griffith

Eric C. Griffith